



AGA Financial Forum

SCOTTSDALE, AZ • MAY 6 – 8, 2012







Safe Harbor Statement/Regulation G Information

Some of the statements contained in today's presentation with respect to Pepco Holdings, Pepco, Delmarva Power and Atlantic City Electric, and each of their respective subsidiaries, are forward-looking statements within the meaning of the U.S. federal securities laws and are subject to the safe harbor created thereby and by the Private Securities Litigation Reform Act of 1995. These statements include declarations regarding each reporting company's intents, beliefs and current expectations. You can generally identify forward-looking statements by terminology such as "may," "might," "will," "should," "could," "expects," "intends," "assumes," "seeks to," "plans," "anticipates," "believes," "projects," "estimates," "predicts," "potential," "future," "goal," "objective," or "continue", the negative or other variations of such terms, or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause one or more reporting company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Therefore, forward-looking statements are not guarantees or assurances of future performance, and actual results could differ materially from those indicated by the forward-looking statements. These forward-looking statements are qualified in their entirety by, and should be read together with, the risk factors included in the "Risk Factors" section and other statements in each reporting company's annual report on Form 10-K for the year ended December 31, 2011 (as amended) and other SEC filings, and investors should refer to this risk factor section and such other statements. The forward-looking statements contained herein are also qualified in their entirety by reference to, and should be read together with, the following important factors, which are difficult to predict, contain uncertainties, are beyond each reporting company's control and may cause actual results to differ materially from those contained in forward-looking statements: changes in governmental policies and regulatory actions affecting the energy industry, including allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of transmission and distribution facilities, and the recovery of purchased power expenses; the outcome of pending and future rate cases, including the possible disallowance of costs and expenses; the expenditures necessary to comply with regulatory requirements, including regulatory orders, and to implement reliability enhancement, emergency response and customer service improvement programs; possible fines, penalties or other sanctions assessed by regulatory authorities against Pepco Holdings' regulated utilities; weather conditions affecting usage and emergency restoration costs; population growth rates and changes in demographic patterns; changes in customer energy demand due to conservation measures and the use of more energy-efficient products; general economic conditions, including the impact of an economic downturn or recession on energy usage; changes in and compliance with environmental and safety laws and policies; changes in tax rates or policies or in rates of inflation; changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; rules and regulations imposed by, and decisions of, Federal and/or state regulatory commissions, PJM, the North American Electric Reliability Corporation and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that influence each reporting company's business and profitability; pace of entry into new markets; volatility in customer demand for electricity and natural gas; interest rate fluctuations and the impact of credit and capital market conditions on the ability of a reporting company to obtain funding on favorable terms; and effects of geopolitical events, including the threat of domestic terrorism or cyber attacks. Any forward-looking statements speak only as to the date of this presentation and each reporting company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statements are made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for a reporting company to predict all such factors, nor can any reporting company assess the impact of any such factor on such reporting company's business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. The foregoing factors should not be construed as exhaustive.

PHI discloses net income from continuing operations and related per share data (both as historical information and earnings guidance) excluding certain items (non-GAAP financial information) because management believes that these items are not representative of PHI's ongoing business operations. Management uses this information, and believes that such information is useful to investors, in evaluating PHI's period-over-period performance. The inclusion of this disclosure is intended to complement, and should not be considered as an alternative to, PHI's reported net income from continuing operations and related per share data in accordance with accounting principles generally accepted in the United States (GAAP).

PHI's Strategic Focus

  

Power Delivery

- Invest in T&D infrastructure
- Focus on reliability and operational excellence
- Implement Blueprint for the Future – AMI, energy efficiency, demand response, decoupling
- Achieve reasonable regulatory outcomes and reduce regulatory lag
- Maintain minimal exposure to generation and commodity markets

Operating Income Business Mix

Forecasted 2012-2016



5 - 10%

90 - 95%

■ **Regulated Utility Operations**
■ **Pepco Energy Services**

Pepco Energy Services

- Build profitable market share and increase earnings contribution from energy services

Power Delivery – Growth Opportunity

- 2011 year-end rate base of $5.5 billion
  - Distribution - $4.3 billion (78%)
  - Transmission - $1.2 billion (22%)
    - FERC-regulated
    - Authorized ROEs of 11.3% or 12.8%

- Five-year capital expenditure forecast of $5.6 billion
  - Distribution - $4.1 billion (73%)
  - Transmission - $1.5 billion (27%)

Capital Expenditures – 2012 - 2016 Forecast
(Millions of Dollars)



5-Year Total: $5,619 [2]

> *Robust five-year capital expenditure forecast provides opportunity for long-term earnings growth*

(1) Assumes Mid-Atlantic Power Pathway (MAPP) in-service date of 2020.
(2) Net of anticipated reimbursement of $53 million pursuant to awards from the U.S. DOE under the ARRA.

Infrastructure Investment – The Driver of Growth

Projected Year-End Rate Base*



Total Rate Base Growth - 61%

Electric Distribution Rate Base Growth - 51%

Transmission Rate Base Growth - 104%

* Assumes MAPP in-service date of 2020.

Blueprint for the Future

Combines smart grid technology with energy efficiency programs to help customers control their energy use and cost, while providing earnings potential for the Company

- **Advanced Metering Infrastructure**
  - DE – Meter installation and activation complete for electric customers
  - DC – Meter installation nearly complete; activation well underway
  - MD (Pepco) – Meter installation and activation underway
  - Regulatory assets created to assure recovery of, and a return on, costs

- **Energy efficiency and demand response programs**
  - Demand response programs approved in MD and NJ, recovery through a surcharge
  - Energy efficiency approved in MD, recovery through a surcharge

- **Revenue decoupling**
  - Implemented in MD and DC
  - 65% of total distribution revenue is decoupled

- **Dynamic pricing – Critical Peak Rebate**
  - Approved in DE, approved in concept in MD, proposal pending in DC
  - Phase-in for residential customers (DE, MD-Pepco, DC) to begin in 2012



Distribution Rate Cases – The Current Cycle

- Filed distribution base rate cases in each of our electric jurisdictions in 2011 requesting an annual increase in revenue of $247 million in total:

(Millions of Dollars)

Jurisdiction/Company	Current Requested Revenue Requirement Increase	Requested Return on Equity	Initial Filing Date	Expected Timing of Decision
DC – Pepco	$42.5	10.75%	7/8/11	Q3-2012
NJ – ACE	$79.5	10.75%	8/5/11	Q4-2012
DE – DPL	$31.8	10.75%	12/2/11	Q4-2012 [1]
MD – DPL	$25.2	10.75%	12/9/11	Q3-2012
MD – Pepco	$68.4	10.75%	12/16/11	Q3-2012

- Filed proposals for adopting two mechanisms to reduce regulatory lag:
  - Reliability Investment Recovery Mechanism[2] – provides full and timely recovery of future capital investments related to distribution system reliability (DC, NJ, DE, MD)
  - Fully forecasted test years (DC, DE, MD)

(1) As permitted by Delaware law, Delmarva Power implemented an interim rate increase of $2.5 million on January 31, 2012, and plans to implement the remaining $29.3 million of its requested increase on July 2, 2012, subject to refund.
(2) Referred to as the Infrastructure Investment Program in NJ

Distribution Rate Cases –
Drivers of Requested Revenue Increase

- Under-earning currently authorized ROEs:

  – Increase in operating expenses, including customer service enhancements

  – Rate base growth, including reliability investments

  – Investment in AMI

  – Recovery of Hurricane Irene restoration expenses

- Requested increase in authorized ROEs



Proposed ROE Increase $35*

Major Storms in 2011 $14

Increase in Operating Expenses $113

AMI $9

Rate Base Growth $76

(Millions of Dollars)

* Includes $3 million for updating the capital structure

Pepco Energy Services – Overview

PES provides institutional and government customers with competitive energy efficiency services

- **Energy Efficiency**
    - A leading developer of energy efficiency projects
    - Since 1995, completed $1 billion of energy efficiency projects
    - Own and operate 12 MW of renewable energy facilities

- **Combined Heat and Power (CHP)/Thermal**
    - Develop, operate, and maintain CHP and thermal energy plants

- **W.A. Chester**
    - Primarily underground high voltage transmission construction for utilities






- **Energy Supply**
    - Wind-down to be completed no later than 2014
    - Two peaking power plants are scheduled to retire May 31, 2012

Pepco Energy Services – Business Development and Marketing Update

- PES has signed $173 million of new energy services contracts in the first quarter of 2012

- Prospective project development pipeline is currently at $423 million

- PES continues to grow its business development staff

- Economic environment slowed contract signings with state and local governments in 2011 and first quarter 2012

**Contracts Signed and
Prospective Project Pipeline**
(Millions of Dollars)



■ Contract Signings ■ Prospective Project Pipeline ▨ Prospective Project Pipeline – DC Water

DC Water CHP Project

Project Summary
- 15 MW Combined Heat and Power (CHP) facility
- Uses biogas from DC Water's water treatment process to produce steam and electricity
- Contract value
  - Construction: $82 million
  - O&M: $89 million
- O&M phase: 15 years
- DC Water's advanced water treatment process is the first of its kind in the U.S. and will be the world's largest

Schedule
- Contract signed February 2012
- Construction begins July 2012
- Construction completion December 2014; 15-year operating term begins in 2015





2012 Financing Activity

Equity Issuance - Completed

- Forward equity transaction; entered into March 5, 2012
  - 17.92 million shares priced at $19.25 per share
  - Forward settlement within 12 months of March 5, 2012
  - Approximate net proceeds of $332.9 million* to be used to:
    - Make capital contributions to utility subsidiaries
    - Repay short-term debt
    - Fund working capital needs
    - Other general corporate purposes
- Dividend Reinvestment Plan/Employee Savings Plan (ongoing, approximately $40 million annually)

Debt Issuance - Completed

- Pepco issued $200 million of first mortgage bonds on April 4, 2012
  - 3.05% annual fixed interest rate due April 1, 2022
  - Net proceeds used to:
    - Redeem all $38.3 million of Pepco's outstanding 5.375% tax exempt bonds due 2024
    - Repay Pepco's commercial paper which was issued to temporarily fund capital expenditures and working capital
    - Other general corporate purposes

Debt Issuance - Remaining

- Delmarva Power - $150 - $250 million

* Based on the public offering price, less the underwriting discount. Additionally, the proceeds will be further adjusted for dividends paid and forward share financing costs. Actual net proceeds will vary depending upon the time of settlement.

Stable Dividend, Attractive Yield

- Indicated annual dividend of $1.08 per share supported by regulated utility earnings

- Current dividend yield is 26% higher than the average dividend yield for companies in the S&P 500 Electric Utilities



Attractive Dividend Yield

Source: Thomson Reuters, dividend yield as of April 30, 2012

2012 Earnings Guidance



The guidance range excludes:

- The results of discontinued operations and the impact of any special, unusual or extraordinary items

- The after tax net mark-to-market effects of economic hedging activities associated with the retail energy supply business at Pepco Energy Services

The guidance range assumes/includes:

- Normal weather conditions

    * **See Appendix for reconciliation of GAAP earnings per share to adjusted earnings per share.**

Investment Highlights

- *Stable Earnings Base* – Derived primarily from regulated utility business

- *Long-term Earnings Growth* – Driven by T&D utility infrastructure investments and reasonable regulatory outcomes

  – Power Delivery – 10% CAGR of Rate Base (2011 – 2016)

- *Financial Strength* – Strong balance sheet, ample liquidity, solid investment grade credit ratings

- *Secure Dividend* – Attractive current yield

- *Experienced Team* – Delivering on commitments

PHI – Well Positioned to Deliver Value

Appendix

Reliability Enhancement Plan – Improving System Reliability is a Top Priority





- Our progress in Pepco's service territory since 2010*:

  - **Tree Trimming** – Trimmed along nearly 3,800 miles of power lines to remove limbs that threatened our equipment

  - **Cable Replacement** – Replaced or upgraded more than 450 miles of underground cable

  - **Selective Undergrounding** – Identified overhead lines for potential undergrounding in Maryland; awaiting PSC approval in DC

  - **Distribution Automation** – Added 153 automated switches that will reroute power more effectively during outages

  - **Customer Communications** – Added call center staff and more than doubled phone lines

  - **Technology-Based Improvements** – Implemented technology on mobile devices to view online outage maps and enable customers to report outages

- System reliability has improved over the past year

  - Improved reliability statistics in 2011 for Pepco customers serviced by upgraded power lines:
    - 39% reduction in the average number of power outages
    - 56% reduction in the average outage duration

  - Benefits of reliability initiatives demonstrated during Hurricane Irene

  * Reliability Enhancement Plan introduced Fall of 2010. Data as of 3/31/12.

Construction Expenditure Forecast

(Millions of Dollars)	2012	2013	2014	2015	2016	5 Year Total
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 111	$ 138	$ 131	$ 137	$ 135	$ 652
Reliability (facility replacements/upgrades for system reliability)	409	431	422	421	420	2,103
DOE Reimbursement[1]	(10)	(3)	-	-	-	(13)
Load (new/upgraded facilities to support load growth)	81	110	176	131	156	654
Distribution - Blueprint:						
Advanced Metering Infrastructure (AMI) [2]	120	3	-	9	92	224
DOE Reimbursement[1]	(40)	-	-	-	-	(40)
Transmission:						
Customer Driven	14	1	10	5	7	37
Reliability (facility replacements/upgrades for system reliability)	87	102	143	140	72	544
Load and Other	204	157	125	110	179	775
Mid Atlantic Power Pathway [3]	5	2	2	6	190	205
Gas Delivery	22	23	23	25	27	120
Information Technology	15	10	11	10	17	63
Corporate Support and Other	125	70	39	29	32	295
Total Power Delivery	**$1,143**	**$1,044**	**$1,082**	**$1,023**	**$1,327**	**$ 5,619**

(1) Reflects the remaining anticipated reimbursement pursuant to awards from the U.S. DOE under the ARRA.

(2) Installation of AMI in Delmarva-Maryland and New Jersey is contingent on regulatory approval.

(3) Assumes MAPP in-service date of 2020.

Regulatory Environment

Strengths

- Recent distribution rate case decisions have generally reflected adherence to key ratemaking precedents

- Regulators have been supportive of cost recovery for AMI, energy efficiency and demand response initiatives

- Regulators have been supportive of decoupling efforts in Maryland, the District of Columbia and Delaware

- Formula rates in place at FERC

Challenges

- Regulatory lag in distribution business

  - *PHI response – Revising our approach to presenting rate cases, pursuing acceptance of alternative rate making mechanisms/approaches, and educating the regulatory community on the topic of regulatory lag*

- Current focus on improving reliability and customer service

  - *PHI response – Advancing infrastructure improvements and system maintenance aimed at improving reliability, as well as enhancing the emergency restoration process to improve customer communications*

Regulatory Diversity

2011 Rate Base*



NJ 17%
MD 25%
DE 15%
DC 21%
FERC 22%

* Based on estimated year-end rate base.

Closing the ROE Gap –
An Earnings Growth Opportunity

(Millions of Dollars)		Pepco	Delmarva Power	Atlantic City Electric	Total
2011 Earnings		$ 99	$ 71	$ 39	$ 209
Average Equity		$ 1,480	$ 865	$ 750	$ 3,095
Earned ROE		6.69%	8.21%	5.20%	6.75%
Target Financial ROE[1]		9.80%	10.12%	10.34%	
Additional Earnings Required to Achieve Target ROE		$ 46	$ 17	$ 39	$ 102
Additional Revenue Required to Achieve Target ROE		$ 77	$ 28	$ 65	$ 170
Additional Revenue Required to Achieve Target ROE - Percentage of Total Revenue[2]		3.8%	2.7%	5.2%	3.9%

Earnings Impact of Reducing Regulatory Lag

		Pepco	Delmarva Power	Atlantic City Electric	Total
Additional Earnings from 50 bps Increase in Earned Utility ROE		$ 7	$ 4	$ 4	$ 15
Additional Ongoing EPS[3]		$ 0.03	$ 0.02	$ 0.02	$ 0.07
Additional Earnings from 100 bps Increase in Earned Utility ROE		$ 15	$ 9	$ 8	$ 32
Additional Ongoing EPS[3]		$ 0.07	$ 0.04	$ 0.03	$ 0.14

(1) Target Financial ROE reflects estimated weighted average authorized return on equity based on the estimated 2011 rate base. Target Financial ROEs are reduced by 25 basis points to allow for the historical differences between "financial" and "regulatory" cost of service.
(2) Excludes "Other Electric and Gas" revenue
(3) Based on 2011 weighted average common shares outstanding

Note: See Safe Harbor Statement at the beginning of today's presentation.

Distribution Rate Cases – Pending
Pepco – District of Columbia

(Millions of Dollars)	Case No. 1087 Pepco - DC[1]	Procedural Schedule[3]	
Test Period	6 mos. actual 6 mos. forecast ended 9/30/11	Initial Filing Date	7/8/11
		Intervenors Testimony	12/14/11
Adjusted Rate Base	$1,172.0	Rebuttal Testimony	1/16/12
Equity Ratio	49.2%	Evidentiary Hearings	1/30 - 2/3/12
Return on Equity (ROE)	10.75%		
Revenue Requirement Increase[2]	$42.5	Supplemental Intervenors Testimony	4/25/12
Residential Total Bill % Increase	5.3%	Supplemental Rebuttal Testimony	5/22/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.4		
		Evidentiary Hearings	6/11 - 6/12/12
		Initial Briefs	6/25/12
		Reply Briefs	7/9/12
		Expected Timing of Decision	Q3-2012

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

(1) Current filed position as of October 29, 2011
(2) Intervenors revenue requirements are as follows: Washington Metropolitan Area Transit Authority (WMATA) $33.9M based on 9.9% ROE; Apartment and Office Building Association (AOBA) $25.3M based on 9.2% ROE; Office of People's Counsel (OPC) $8.8M based on 9.0% ROE.
(3) Amended procedural schedule as of March 21, 2012

Distribution Rate Cases – Pending Delmarva Power – Maryland

(Millions of Dollars)

	Case No. 9285 Delmarva Power - MD
Test Period	12 mos. actual ending 12/31/11
Adjusted Rate Base	$399.2
Equity Ratio	49.9%
Return on Equity (ROE)	10.75%
Revenue Requirement Increase*	$25.2
Residential Total Bill % Increase	5.6%
Revenue Requirement Equating to 25 Basis Point Change in ROE	$0.9

	Procedural Schedule
Initial Filing Date	12/9/11
Intervenors Testimony	3/19/12
Rebuttal Testimony	4/6/12
Evidentiary Hearings	Weeks of 4/23, 4/30 & 5/7/12
Initial Briefs	5/24/12
Reply Briefs	6/6/12
Expecting Timing of Decision	7/6/12

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

* Intervenors revenue requirements are as follows: PSC Staff $8.4M based on 7.90% ROE; Office of People's Counsel (OPC) $217,000 based on 8.50% ROE.

Distribution Rate Cases – Pending
Pepco – Maryland

(Millions of Dollars)	Case No. 9286 Pepco - MD		Procedural Schedule
Test Period	6 mos. actual 6 mos. forecast ending 12/31/11	Initial Filing Date	12/16/11
		Intervenors Testimony	3/23/12
Adjusted Rate Base	$1,001.7	Rebuttal Testimony	4/11/12
Equity Ratio	50.4%		
Return on Equity (ROE)	10.75%	Evidentiary Hearings	Weeks of 4/23, 4/30 & 5/7/12
Revenue Requirement Increase*	$68.4		
Residential Total Bill % Increase	4.0%	Initial Briefs	5/31/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.0	Reply Briefs	6/13/12
		Expected Timing of Decision	7/13/12

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)
- Fully forecasted test years

* Intervenors revenue requirements are as follows: PSC Staff $425,000 based on 7.90% ROE; Office of People's Counsel (OPC) $3.4M based on 8.50% ROE.

Distribution Rate Cases – Pending Atlantic City Electric – New Jersey

(Millions of Dollars)	Docket No. ER11080469 ACE - NJ[1]	Procedural Schedule	
Test Period	12 mos. actual ending 12/31/11	Initial Filing Date	8/5/11
		Intervenors Testimony	4/25/12
Adjusted Rate Base	$987.1	Rebuttal Testimony	5/23/12
Equity Ratio	48.9%		
Return on Equity (ROE)	10.75%	Evidentiary Hearings	6/18 - 6/25/12
Revenue Requirement Increase[2]	$79.5	Initial Briefs	7/16/12
Residential Total Bill % Increase	5.0%	Reply Briefs	7/30/12
Revenue Requirement Equating to 25 Basis Point Change in ROE	$2.4	Expected Timing of Decision	Q4-2012

Regulatory lag mitigation measure proposed in a separate filing made October 18, 2011:

- Requests the continuance and expansion of the recently completed Infrastructure Investment Program (IIP)
- Allows recovery of non-revenue generating infrastructure investment through a special rate outside of a base rate filing
- Under the IIP, Atlantic City Electric proposes to recover reliability-related capital expenditures of $63 million, $94 million and $81 million, in 2012, 2013 and 2014, respectively

(1) Current filed position as of February 24, 2012
(2) Intervenors revenue requirements are as follows: Rate Counsel $8.1M based on 9.50% ROE

Distribution Rate Cases – Pending Delmarva Power – Delaware Electric

(Millions of Dollars)

	Docket No. 11-528 DPL Electric - DE		Procedural Schedule
Test Period	6 mos. actual 6 mos. forecast ending 12/31/11	Initial Filing Date	12/2/11
		Intervenors Testimony	5/15/12
Adjusted Rate Base	$600.0	Rebuttal Testimony	6/21/12
Equity Ratio	49.5%	Evidentiary Hearings	7/30 - 8/1/12
Return on Equity (ROE)	10.75%		
Revenue Requirement Increase	$31.8*	Initial Briefs	TBD
Residential Total Bill % Increase	5.0%	Reply Briefs	TBD
Revenue Requirement Equating to 25 Basis Point Change in ROE	$1.2		

Regulatory lag mitigation measures proposed:

- Reliability Investment Recovery Mechanism (RIM)

- Fully forecasted test years

* As permitted by Delaware law, Delmarva Power implemented an interim rate increase of $2.5 million on January 31, 2012, and plans to implement the remaining $29.3 million of its requested increase on July 2, 2012, subject to refund.

Earnings Per Share Variance – Three Months Ended March 31

	Three Months Ended March 31,				
	Power Delivery	Pepco Energy Services	Other Non-Regulated	Corporate and Other	Total PHI
2011 Earnings (loss) per share from Continuing Operations (GAAP) (1)	**$ 0.21**	**$ 0.05**	**$ 0.03**	**$ (0.02)**	**$ 0.27**
<u>2011 Adjustment (2)</u>					
• Pepco Energy Services Retail Energy Supply – Net Mark-to-market Losses	–	0.01	–	–	0.01
2011 Adjusted earnings (loss) per share from Continuing Operations (Non-GAAP)	0.21	0.06	0.03	(0.02)	0.28
<u>Change from 2011 Adjusted earnings (loss) per share from Continuing Operations</u>					
Regulated Operations					
• Distribution Revenue					
- Weather (estimate) **(3)**	(0.03)	–	–	–	(0.03)
- Rate Increases	0.01	–	–	–	0.01
• Network Transmission Revenue	0.01	–	–	–	0.01
• ACE BGS (primarily unbilled revenue)	(0.01)	–	–	–	(0.01)
• Standard Offer Service Margin	(0.01)	–	–	–	(0.01)
• Operation & Maintenance	(0.01)	–	–	–	(0.01)
• Depreciation	(0.01)	–	–	–	(0.01)
• Other, net	0.01	–	–	–	0.01
Pepco Energy Services					
• Retail Energy Supply	–	(0.01)	–	–	(0.01)
• Energy Services	–	(0.01)	–	–	(0.01)
Other Non-Regulated	–	–	–	–	–
Corporate and Other	–	–	–	0.03	0.03
Net Interest Expense	(0.01)	–	–	–	(0.01)
Income Tax Adjustments	0.05	–	0.01	–	0.06
2012 Earnings per share from Continuing Operations (GAAP) (4)	**$ 0.21**	**$ 0.04**	**$ 0.04**	**$ 0.01**	**$ 0.30**

(1) The 2011 weighted average number of basic and diluted shares outstanding was 225 million.
(2) Management believes the non-GAAP adjustment is not representative of the Company's ongoing business operations.
(3) The effect of weather compared to the 20-year average weather is estimated to have decreased earnings by $0.03 per share.
(4) The 2012 weighted average number of basic and diluted shares outstanding was 228 million.

Pepco Holdings Inc

Note: See Regulation G information at the beginning of today's presentation.

2012 Earnings Guidance



Earnings Per Share – 2011 Adjusted vs. 2012 Guidance

* **See Appendix for reconciliation of GAAP earnings per share to adjusted earnings per share.**

Reconciliation of GAAP EPS to Adjusted EPS

		Year Ended December 31, 2011
Earnings per share of common stock from Continuing Operations (GAAP)	**$**	**1.15**
Adjustments:		
Mark-to-market losses from PES retail energy economic hedging activities		0.08
Effect of adopting a tax law change in District of Columbia		0.02
Adjusted earnings per share of common stock from Continuing Operations (Non-GAAP)	**$**	**1.25**

Note: See Regulation G information at the beginning of today's presentation.